Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
March 21, 2017
Total Energy Reaffirms Reasons Savanna Shareholders Should Tender to its Offer
CALGARY, ALBERTA – Total Energy Services Inc. ("Total Energy") announced today that it continues to see strong support for its offer (the "Total Offer") to purchase the outstanding common shares of Savanna Energy Services Corp. ("Savanna").
THE TOTAL OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017 UNLESS THE TOTAL OFFER IS EXTENDED OR WITHDRAWN BY TOTAL ENERGY.
Savanna shareholders have a decision to make: combine with Total Energy or Western Energy Services Corp. ("Western").  Total Energy respects that this is a decision to be made by Savanna shareholders and invites Savanna shareholders to consider the following in making their determination.
1.	Total Energy has a 21 year track record of providing its shareholders with industry leading returns on their equity investment. In contrast, Savanna and Western have a track record of consistent under-performance. Total Energy has managed its business with prudent use of debt and currently has significant financial flexibility to complete the acquisition of Savanna.
2.	Total Energy brings a strong balance sheet to the merger; Western, on the other hand, is one of the most heavily indebted publicly traded energy services companies in Canada. The strength of Total Energy’s balance sheet will improve the balance sheet of a combined Total Energy/Savanna whereas the combination of

Savanna and Western will result in a balance sheet weighed down by debt.  In fact, on March 17, 2017, Moody’s Investor Services announced that it views the proposed arrangement between Western and Savanna (the "Western Arrangement") as credit negative for Western.(1)

3.	A combination of Savanna and Western would give rise to a highly indebted company that will be particularly vulnerable to continued energy service industry weakness. During 2016, despite operating its equipment fleet at utilization levels exceeding industry averages, Western did not generate sufficient EBITDA to cover its interest expense.

4.	Total Energy has the support of various long term, independent and sophisticated shareholders of Savanna (the "Locked-Up Shareholders") who collectively own approximately 43.5% of the outstanding shares of Savanna. These Savanna shareholders do NOT support the Western Arrangement and have confirmed the tender of their Savanna common shares to the Total Offer.

5.	Without the support of the Locked-Up Shareholders, Savanna cannot receive the 66⅔% support required for the Western Arrangement unless it undertakes another highly dilutive equity financing in order to further dilute existing Savanna shareholders. As a result, and despite assurances to the contrary by Savanna, the combination of Savanna and Western should be considered highly uncertain. In contrast, the Total Offer has minimal conditions, including requiring that only a bare majority of the outstanding Savanna common shares (i.e., 50% plus 1) be tendered to the Total Offer.

6.	Savanna reportedly only has the support of corporate insiders (who own less than 1% of the outstanding shares of Savanna) and the Alberta Investment Management Corporation, which only recently became a shareholder of Savanna when it participated in a highly dilutive refinancing completed by Savanna at $1.45 per share in December 2016 and became Savanna’s largest lender by refinancing Savanna’s significant debt.

7.	Total Energy has determined based on public filings by Savanna that the $20 million break fee contemplated by the Western Arrangement will NOT be payable if the current Total Offer is successful.

8.	Neither Savanna nor Western pays a dividend to its shareholders. Total Energy has maintained its dividend throughout the current industry downturn and Savanna shareholders who tender their shares prior to the expiry of the initial deposit period of the Total Offer (on March 24, 2017) will receive the $0.06 per share 2017 first quarter dividend in respect of Total Shares issued in exchange for Savanna common shares taken-up under the Total Offer prior to March 31, 2017.

Savanna shareholders are encouraged to tender to the Total Offer as soon as possible to avoid any intermediary cut off times. If Savanna shareholders have any questions regarding the Total Offer or how to tender their Savanna common shares, they should contact Laurel Hill Advisory Group ("Laurel Hill") at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.

About Total's Offer to Savanna Shareholders

Full details of the Total Offer are contained in the offer to purchase and associated take-over bid circular, dated December 9, 2016 (the "Original Offer and Circular"), as amended, varied and supplemented (as applicable) by the notice of change and variation dated March 1, 2017 (the "Notice of Change") and the notice of variation dated March 13, 2017 (the "Notice of Variation"). All of those documents are available under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer. Securityholders of Savanna are urged to read the Original Offer and Circular, the Notice of Change, the Notice of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the amended Letter of Transmittal that accompanied the Notice of Change and the Notice of Guaranteed Delivery for the Total Offer (collectively, the "Offer Documents") and to consider the important information set out in those documents. Copies of the Offer Documents may be obtained free of charge at www.sedar.com (under Savanna's profile) and may also be obtained free of charge upon request from the Corporate Secretary of Total Energy, at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4, or from Laurel Hill at the numbers and email address shown above.
Advisors to Total Energy
Total Energy has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Total Offer.
Laurel Hill has been retained as information agent for the Total Offer.
Computershare Investor Services Inc. ("Computershare") has been retained as the depositary for the Total Offer. Shareholders of Savanna may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular, the First Notice of Change and the Notice of Variation, relating to its offer to Savanna shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST NOTICE OF CHANGE AND THE NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the Notice of Change and the Notice of Variation and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the Notice of Change and the Notice of Variation and other documents may also be obtained free of charge from Total's website at www.totalenergy.ca/savannaoffer or upon request made to Total at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Note:
(1)          See https://www.moodys.com/research/Moodys-Views-Westerns-Proposed-Acquisition-of-Savanna-as-Credit-Negative--PR_363704 for further details.

Forward-Looking Information Cautionary Statement
This News Release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning the Total Offer, Total Energy's views with respect to the combined entity (including the financial strength and level of indebtedness of such entity) that would result from the Western Arrangement and the Total Offer, Total Energy's views with respect to payment of the break fee upon completion of the Total Offer, potential benefits of the Total Offer to shareholders of Savanna, participation, by Savanna shareholders who tender their Savanna common shares to the Total Offer, in the Q1 2017 dividend declared by Total Energy on its common shares, the deposit of Savanna Common Shares under the Total Offer by Locked-Up Shareholders, the inability of Savanna to obtain the requisite shareholder support for the Western Arrangements and financing activities that may be undertaken by Savanna.
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy's ability to realize anticipated benefits of the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy's inability to successfully integrate with Savanna following completion of the Offer, including by changing the board of directors of Savanna to consist of nominees of Total Energy. Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading "Risk Factors" in Total Energy's annual information form for the year ended December 31, 2016 (the "AIF"), and under the heading "Risk Factors" in Total Energy's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2016 ("Annual MD&A"), each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various securities regulatory authorities in Canada and is available under Total Energy's profile through the SEDAR website at www.sedar.com.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
Forward-looking information respecting the Total Offer and the anticipated timing of certain steps or events associated with the Total Offer is based upon various assumptions and factors, including, in addition to those noted elsewhere in this News Release, publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding Savanna common shares and the number of options and other convertible or exchangeable rights and securities issued or granted by Savanna (entitling holders thereof to acquire Savanna common shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Total Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no recent material adverse changes in the business, affairs, capital, prospects or assets of Savanna.
Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this News Release. For a discussion regarding such risks, see, in particular, the sections of the Original Offer and Circular entitled "Purpose of the Offer and Plans for Savanna", "Certain Information Concerning Securities of the Offeror", "Regulatory Matters" and "Risk Factors", the risk factor contained in the Notice of Variation on pages 1 – 2 as well as the information contained under the heading "Risk Factors" in each of the AIF and Annual MD&A, incorporated by reference in the Original Offer and Circular.
Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Total Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the satisfaction or waiver by Total Energy of any of the conditions of the Total Offer, the successful completion of the Total Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy. Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Total Offer and its anticipated impacts.
The forward-looking statements contained in this News Release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Savanna and Western Information

The information concerning Savanna and Western contained in this News Release has been taken from, or is based upon, publicly available information filed by Savanna and Western, respectively, with various securities regulatory authorities in Canada and is available by accessing Savanna's and Western's issuer profile, respectively, on SEDAR at www.sedar.com and other public sources available as at the date hereof. Total Energy has not had access to the non-public books and records of Savanna or Western and Total Energy is not in a position to independently assess or verify certain of the information in Savanna's or Western's publicly filed documents, including their respective financial statements. Neither Savanna or Western have reviewed this News Release and have not confirmed the accuracy and completeness of the respective information concerning Savanna and Western contained in this News Release. While Total Energy has no reason to believe that such information is inaccurate or incomplete, Total Energy has no means of verifying the accuracy or completeness of any information contained in this News Release that is derived from publicly available information regarding Savanna or Western or whether there has been any failure by Savanna or Western to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither Total Energy, nor any of the directors or officers of Total Energy, assumes any responsibility for the accuracy or completeness of such information or any failure by Savanna or Western to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Total Energy or such persons.